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                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.4)*

                       CCC Information Services Group Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    12487Q109
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person" (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7). *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "files" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

CUSIP NO. 12487Q109

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Investors Co. XIII - I.D. # 13-3162567

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

NUMBER OF         5  SOLE VOTING POWER
SHARES                86,760 Shares
BENEFICIALLY      6  SHARED VOTING POWER
OWNED BY              -----
EACH              7  SOLE DISPOSITIVE POWER
REPORTING             86,760 Shares
PERSON WITH       8  SHARED DISPOSITIVE POWER
                      -----

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         86,760 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0.4%

12 TYPE OF REPORTING PERSON*
         PN

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                                  SCHEDULE 13G

CUSIP NO. 12487Q109

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Investors Co. XV - I.D. # 13-3168394

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

NUMBER OF         5  SOLE VOTING POWER
SHARES               3,069,600 Shares
BENEFICIALLY      6  SHARED VOTING POWER
OWNED BY             -----
EACH              7  SOLE DISPOSITIVE POWER
REPORTING            3,069,600 Shares
PERSON WITH       8  SHARED DISPOSITIVE POWER
                     -----

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,069,600 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         13.0%

12 TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13G

CUSIP NO. 12487Q109

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Investors Co. 108 I.D. # 13-3661535

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

NUMBER OF         5  SOLE VOTING POWER
SHARES               220,954
BENEFICIALLY      6  SHARED VOTING POWER
OWNED BY             -----
EACH              7  SOLE DISPOSITIVE POWER
REPORTING            220,954 Shares
PERSON WITH       8  SHARED DISPOSITIVE POWER
                     -----

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         220,954 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0.9%

12 TYPE OF REPORTING PERSON*
         PN



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Item 1.

(a) The name of the issuer is CCC Information Service Group Inc. (b) The principal executive office is located at 444 Merchandise Mart, Chicago, Illinois 60654.

Item 2.

(a) The name of the persons filing this Schedule 13G are:

                Loeb Investors Co. XIII
                Loeb Investors Co. XV
                Loeb Investors Co. 108

         (b) The business address of each is 61 Broadway, New York, New York, 10006.

         (c) Each is a United States organization.

         (d)  Common Stock.

         (e) The CUSIP number is 12487Q109.

Item 3.

         N/A.

Item 4.  Ownership

         (a) and (b) Shares of Common Stock were owned as of December 31, 1998:

         Loeb Investors Co. XIII              86,760            0.4%
         Loeb Investors Co. XV             3,069,600           13.0%
         Loeb Investors Co. 108              220,954            0.9%
                                           3,377,314           14.3%

The percentages are based on 23,700,165 shares reported by the Company outstanding as of December 31, 1998.

(c) Sole power to vote or direct the vote or to dispose or direct the disposition is held as indicated above in this item. Thomas L. Kempner is the managing partner of each partnership. Mr. Kempner owns directly 200,000 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

                  N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another.

No partner of the reporting partnerships has an indirect interest in shares of Common Stock which exceed 5% of the shares outstanding at December 31, 1998.

Item 7.  Identification and Classification of the Subsidiary.

                  N/A
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Item 8.  Identification and Classification of Members of Group.

David M. Phillips, Loeb Investors Co. XV, Loeb Investors Co. XIII and Loeb Investors Co. 108 (collectively, the "Inside Stockholders"), White River Ventures, Inc. ("White River") (together with the Inside Stockholders, the "Stockholders") and the Issuer entered into an Amended and Restated Stockholders' Agreement dated June 30, 1998 pursuant to which the Inside
Stockholders and White River Ventures have agreed to certain provisions regarding the corporate governance of the Issuer, including the election of directors. The Amended and Restated Stockholders' Agreement terminates upon the first to occur of (i) the written agreement of the parties, (ii) the liquidation or dissolution of the Issuer, (iii) the first day on which there are no shares of Series C or Series D or Series E Preferred Stock outstanding or (iv) June 16, 1999. Until the Amended and Restated Stockholders Agreement terminates, the following provisions are in effect, among others:

The Stockholders agree to vote in favor of any proposed amendment to the Issuer's Certificate of Incorporation the purpose of which is to fix at nine the maximum number of members of the Board of Directors of the Issuer. Until such an amendment in approved, the Stockholders and the Issuer shall take all actions necessary to cause the nomination and election to the board of directors of (i) four individuals designated by White River Ventures and (ii) three individuals designated by a majority of shares of Common Stock held by the Inside Stockholders. After the amendment to the Issuer's Certificate of Incorporation is approved, the Stockholders and the Issuer shall take all actions necessary to cause the nomination and election to the board of directors of (i) five individuals designated by White River Ventures and (ii) four individuals designated by a majority of shares of Common Stock held by the Inside Stockholders. The Inside Stockholders and White River Ventures shall act to cause vacancies on the board of director to be filled by successors designated by the stockholder group that designated the prior incumbent and shall not act to remove a director except after consultation with such stockholder group and after a determination that the director to be removed had breached his fiduciary duties to the Issuer.


In addition, the Stockholders have agreed that, prior to the voluntary resignation from the board of directors, disability or death of David M. Phillips, a majority of the directors designated by the Inside Stockholders, shall be delegated, to the extent permitted by applicable law, the authority of the board to determine the timing, price, and other terms of certain business combinations where the consideration to be received is cash, cash equivalents or publicly traded securities, subject to the fiduciary duties of the other directors not designated by the Inside Stockholders and subject to the receipt of a fairness opinion, if requested by White River Ventures, from an investment bank selected by White River Ventures. Following the voluntary resignation from the board of directors, death or disability of David M. Phillips, the Inside Stockholders and White River Ventures have agreed to cause the directors respectively elected by them to approve certain business combinations recommended by the other party, subject to receipt of a fairness opinion and subject to the fiduciary duties of such directors.

The Stockholders have also agreed that a majority of the directors designated by the Inside Stockholders shall be delegated, to the extent permitted by applicable law and subject to the fiduciary duties of the other directors, the authority of the board of directors with respect to the timing, price, and other terms of each offering of Common Stock, provided, however, that the Issuer shall not consummate any such offering (i) unless the Issuer can demonstrate to the reasonable satisfaction of White River Ventures that after giving effect to such subsequent offering the Issuer would have funds legally available to redeem shares of the Redeemable Preferred Stock in accordance with its terms and (ii) without the unanimous approval of the members of the board of directors in the event that David M. Phillips shall voluntarily resign from the board of directors, die, or become disabled.

As a result of the Amended and Restated Stockholders' Agreement, the parties thereto may be deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Act, and as such, each member of the group would be deemed to own beneficially all shares held, in the aggregate, by all group members. Pursuant to Rule 13d-4, the reporting persons named in Item 2 disclaims beneficial ownership of the Common Stock held by all other parties to the Stockholders' Agreement.

Item 9.  Notice of Dissolution of Group.

                  N/A

Item 10. Certification.

                  N/A.




Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

March 11, 1999                           Loeb Investors Co. XIII
                                     By: Thomas L. Kempner
                                         Managing Partner

                                         /s/Thomas L. Kempner


March 11, 1999                           Loeb Investors Co. XV
                                    By:  Thomas L. Kempner
                                         Managing Partner

                                         /s/ Thomas L. Kempner

March 11, 1999                           Loeb Investors Co. 108
                                     By: Thomas L. Kempner
                                         Managing Partner


                                         /s/Thomas L. Kempner